Exhibit (a)(1)

Dear Shareholder:

        On behalf of the Board of Directors of Advanced Neuromodulation Systems, Inc., I am pleased to inform you that on October 15, 2005 ANS entered into a merger agreement with St. Jude Medical, Inc. and its wholly owned acquisition subsidiary, Apollo Merger Corp. Pursuant to the merger agreement, Apollo Merger Corp. has commenced a tender offer to purchase all of the outstanding shares of our common stock, par value $.05 per share, at $61.25 per share in cash.

        The offer is conditioned upon, among other things, a number of outstanding shares of ANS common stock that represents at least a majority of the shares outstanding on a fully-diluted basis being tendered and the termination of any waiting periods under applicable antitrust laws. Upon completion of the offer, Apollo Merger Corp. will be merged into ANS, with ANS being the surviving corporation, and all shares of ANS common stock not purchased pursuant to the offer will be converted into the right to receive in cash the same per share price of $61.25 as paid in the offer.

        Your Board of Directors has unanimously approved the merger agreement, has determined that the tender offer and the merger are fair to, and in the best interests of, the ANS shareholders and unanimously recommends that you accept the offer and tender your shares pursuant to the offer.

        In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, which is being filed with the Securities and Exchange Commission, including, among other things, the opinion of Piper Jaffray & Co. to the Board of Directors that, as of October 14, 2005 and subject to the assumptions made, matters considered and limitations on the review undertaken set forth in the opinion, the $61.25 in cash per share to be received by the shareholders of ANS in the offer and the merger was fair, from a financial point of view, to such holders. The full text of the opinion is attached to the enclosed Schedule 14D-9 and we urge you to read it carefully and in its entirety.

        Accompanying this letter and Schedule 14D-9 are St. Jude Medical's Offer to Purchase, dated October 18, 2005, the Letter of Transmittal for use in tendering shares and related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read these materials and consider them carefully before making your decision to tender your shares.

Sincerely,

Christopher Chavez President and Chief Executive Officer